Red Carpet Premiere Experience, LLC
Reviewed Financial Statements
For the period May 8 to July 31, 2018

Red Carpet Premiere Experience, LLC
Contents



GOLDFINE
& COMPANY CPA PC

Michael Goldfine, MS, CPA
Stewart Robinson, MS, CPA, CFE, ABV
Shivender Sofat, CPA, CFE, FCA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Red Carpet Premiere Experience LLC
Tuxedo Park, NY

We have reviewed the accompanying financial statements of Red Carpet Premiere Experience LLC (a corporation), which comprises the balance sheet as of July 31, 2018, and the related statements of operations, members' equity, and cash flows for the period May 8, 2018 to July 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Goldfine & Company cpa pc

Goldfine & Company CPA PC

New York, NY
August 15, 2018


Red Carpet Premiere Experience LLC
Balance Sheet
July 31,2018

ASSETS


CURRENT ASSETS		
Cash	$	250
Total current assets		250
Equipment		5,000
TOTAL ASSETS	$	5,250


LIABILITIES AND MEMBERS' EQUITY


CURRENT LIABILITIES		
	$	-
Total current liabilities		-
TOTAL LIABILITIES		-
MEMBERS' EQUITY		5,250
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,250

Red Carpet Premiere Experience LLC
Statement of Operations and Members' Equity
For the period May 8, 2018 to July 31,2018

REVENUE	$	-
OPERATING EXPENSES		
Corporate Filing Fees		2,000
Website Production		800
Website Hosting		45
Total operating expenses		2,845
NET LOSS	$	(2,845)
MEMBERS' EQUITY at May 8, 2018		8,095
MEMBERS' EQUITY at July 31, 2018	$	5,250

Red Carpet Premiere Experience LLC
Statement of Cash Flows
For the period May 8, 2018 to July 31,2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,845)
NET CASH FLOWS USED BY OPERATING ACTIVITIES		(2,845)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(5,000)
NET CASH FLOWS USED BY INVESTING ACTIVITIES		(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Initial Capital Investment		8,095
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		8,095
NET INCREASE IN CASH		250
CASH at May 8, 2018		-
CASH at July 31, 2018	$	250

Note 1: Description and Organization

Red Carpet Premiere Experience, LLC (the "Company") was formed on May 8, 2018 in the State of Delaware and is a privately held limited liability company. The Company is focused on the entertainment business.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The Company's policy is to prepare financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Income Tax Status
The Company intends to operate so that it will qualify to be treated as a corporation for federal income tax purposes under the Internal Revenue Code.

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, for which the reported value of the instrument approximates its fair value based on its short-term nature.

Cash
Cash includes deposits at nationally recognized financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

Receivables
At July 31, 2018, the receivables balance is $0, and therefore an allowance for doubtful accounts has not been established.

Equipment
The Company capitalizes long lived assets with an original purchase price of $1,000 or more. No Depreciation has been provided in the books as the Company was incorporated on May 8, 2018 and the assets have not yet been put into service.

Impairment
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the asset is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, management has concluded that there is no impairment of assets at July 31, 2018.

Revenue
The LLC was incorporated on May 8, 2018 and has not yet recorded any revenue.

Note 3: Equipment

Equipment consists of the following at July 31, 2018:

Equipment	$ 5,000
Less: Accumulated depreciation	-
Equipment, net	$ 5,000

The depreciation expense for the current year is $0 as assets have not yet been put into service as of July 31, 2018.

Note 4: Subsequent Events

Management has evaluated, for potential recognition and disclosure, events and transactions that have occurred subsequent to the date of the balance sheet through August 15, 2018, the date the financial statements were available to be issued.